FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of APRIL, 2006

MADISON MINERALS INC. (File #0-29250)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

Madison Minerals Inc. BC FORM 53-901F, Material Change Report,

2.

Madison Minerals Inc. News Release Dated April 20, 2006.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MADISON MINERALS INC.

(Registrant)

Date: May 3, 2006

By: “James G. Stewart”

James G. Stewart

Its:       Secretary

(Title)

Madison Minerals Inc.

2000 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9

Phone:  (604) 331-8772  Fax:  (604) 331-8773

May 3, 2006

VIA EDGAR

SECURITIES AND EXCHANGE COMMISSION

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Madison Minerals Inc. - (File #0-29250)

Form 6-K

On behalf of Madison Minerals Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

MADISON MINERALS INC.

“James G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Pam Morris

Miller Thomson, Attention:  Rupert Legge

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85", and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Madison Minerals Inc.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

April 20, 2006

Item 3.

Press Release

April 20, 2006, Vancouver, B.C.

Item 4.

Summary of Material Change

See attached news release.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 24th day of April 2006.

MADISON MINERALS INC.

By: “J. G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

whose signature appears above.)

MADISON	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
MINERALS INC.	Tel: (604) 331-8772 Fax: (604) 331-8773

April 20, 2006

Trading Symbols:  TSX Venture – MMR

OTC\BB  – MMRSF

Web Site:  www.madisonminerals.com

NEXT PHASE OF DRILLING PLANNED FOR LEWIS PROPERTY IN NEVADA

Madison Minerals Inc. (TSX-V: MMR) is pleased to provide an update on its exploration plans for its Lewis Property in Lander County, Nevada.   The Lewis Property is strategically located within the Battle Mountain Mineral Belt, immediately adjacent to the north and northwest of Newmont Mining Corporation’s Phoenix-Fortitude Property.  The Phoenix Joint Venture, which is comprised of Madison as to a 60% interest and Great American Minerals, Inc. as to a 40% interest, is exploring the Lewis Property.

As the operator of the Phoenix Joint Venture, Madison has designed a reverse-circulation drilling program totalling approximately 22,000 feet in 40 drill holes on targets at both the Virgin Structural Zone and the Buena Vista area.   The drilling program will begin once a suitable reverse circulation drill rig can be scheduled to undertake this exploration program.   Upon completion of this phase of drilling, Madison anticipates that a resource estimate can be carried out for the Virgin Structural Zone.

Madison also reports that Buffalo Gold Ltd., which has the right to acquire various interest in Madison’s Mt. Kare Property in Papua New Guinea, has advised Madison that Buffalo has now completed ten drill holes on the Western Roscoelite Zone.  Assay results are pending for all holes.

To find out more about Madison Minerals Inc. (TSX-V: MMR), please visit our website at www.madisonminerals.com.

On behalf of the Board of Directors of

MADISON MINERALS INC.

   “Chet Idziszek”

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY

FOR THE ACCURACY OF THIS PRESS RELEASE